Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

April 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated April 8, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 8, 2015	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – April 8, 2015

Aegon releases agenda for 2015 Annual General Meeting

Aegon N.V. today published the agenda for its Annual General Meeting of Shareholders (AGM), on Wednesday, May 20, 2015.

The agenda includes a proposal to reappoint Mr. A.R. (Alex) Wynaendts as Aegon’s CEO for a new four-year term. The Supervisory Board proposes to reappoint Mr. Wynaendts in view of his broad international and financial services experience, his leadership and vision and his performance as CEO. Through redefining Aegon’s purpose, Mr. Wynaendts has ensured serving and better connecting with customers is at the heart of Aegon’s strategy. Furthermore, he has positioned Aegon to benefit from opportunities in the market, with a strong capital position and healthy cash flows leading to a sustainable growing dividend.

Mr. Wynaendts (1960) joined Aegon in 1997. He became CEO and Chairman of Aegon’s Executive Board in April 2008, and was reappointed at the 2011 AGM.

In addition, it is proposed that Mr. B.J. (Ben) Noteboom be appointed as a member of the Supervisory Board for a four-year term. Mr. Noteboom (1958) has been selected due to his experience as CEO of Randstad Holding, a global recruitment and staffing company, and his knowledge and expertise in branding and marketing.

Further details of the proposed (re)appointments can be found in the AGM agenda, which also includes a proposal to approve the Annual Accounts 2014 and a proposal to approve the final dividend for 2014 of EUR 0.12 per share, bringing the total dividend to EUR 0.23 per share.

All information for the AGM is available on Aegon’s corporate website, aegon.com.

Media relations	Investor relations
Marcel van Beusekom	Willem van den Berg
+31 (0) 70 344 8572	+31 (0) 70 3448405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.